April 4, 2011

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  H. Roger Schwall

Re:                               Golden Minerals Company

Registration Statement on Form S-3

Filed February 18, 2011

File No. 333-172363

Dear Mr. Schwall:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated March 17, 2011, regarding the Company’s Registration Statement on Form S-3 as filed on February 17, 2011 (the “Registration Statement”).  In connection with this response, we have attached a copy of our proposed revisions to the Registration Statement.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

General

Comment:

1.             Please provide us with your analysis as to why you are eligible to use Form S-3 to register this transaction. General Instruction I.A.3(b) of Form S-3 requires you to have timely filed all required reports during the twelve months preceding the filing of your registration statement. The Form 8-K you furnished pursuant to Item 2.02 on August 24, 2010, does not appear to have been furnished within the period which Form 8-K specifies, and it appears that you would have been required to furnish two separate reports on Form 8-K to report the two press releases from May 4, 2010, and August 5, 2010. If you are not eligible to use Form S-3 for this offering, please amend on an appropriate form.

Response:

Form 8-K requires disclosure under Item 2.02 if a registrant makes any public announcement or release of material-non public information regarding the registrant’s results of

Deborah J. Friedman • 303 892 7499 • deborah.friedman@dgslaw.com operations or financial condition for a completed quarterly or annual fiscal period.  Instruction 4 to Item 2.02 clarifies that disclosure under Item 2.02 is not required in the case of disclosure that is made in a quarterly report filed with the Commission on Form 10-Q.

The Company filed a Form 10-Q for each of the quarters ended March 31, 2010 and June 30, 2010 prior to issuing the earnings press releases for those quarters.  The only information in the earnings press releases that was not included in the quarterly reports on Form 10-Q was the “Explorations Update” in the press release issued on August 5, 2010.  This information was neither material non-public information nor information regarding the Company’s results of operations or financial condition.  Therefore, the Company was not required to furnish to the Commission a Form 8-K pursuant to Item 2.02 in respect of either the May 4, 2010 or the August 5, 2010 earnings press releases and the four business day filing requirement did not apply.  The Company will amend its Form 8-K dated August 24, 2010 to reflect the filing of the referenced press releases pursuant to Item 8.01, rather than Item 2.02.  Consequently, the Company has timely filed all required reports during the twelve months preceding the filing of the Registration Statement and therefore satisfies the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3.

Signatures, page II-5

Comment:

2.                                      Please revise the introductory paragraph to the signatures to provide the exact language that the form requires.

Response:

The Company has made the requested revision in the Registration Statement.

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Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Deborah Friedman

Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:	Parker Morrill
Timothy Levenberg
Robert P. Vogels